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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ROYAL PRECISION, INC.
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)

                                  July 3, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 2 of 12 Pages
---------------------                                         ------------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Berenson Minella & Co. 1993 Profit Sharing Plan
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States of America
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     96,343
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       96,343
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   96,343
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   1.7%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   EP
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 3 of 12 Pages
---------------------                                         ------------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Berenson Minella & Co. 1996 Profit Sharing Plan
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States of America
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     157,295
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       157,295
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   157,295
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   2.8%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   EP
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 4 of 12 Pages
---------------------                                         ------------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Berenson Minella & Company, LLC
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States of America
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     9,781
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       9,781
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9,781
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   Less than 1%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   CO
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 5 of 12 Pages
---------------------                                         ------------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Raymond J. Minella
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     709,696
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       446,277
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    263,419
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   709,696
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   12.5%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 6 of 12 Pages
---------------------                                         ------------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Jeffrey L. Berenson
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     606,609
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       343,190
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    263,419
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   606,609
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   10.7%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 7 of 12 Pages
---------------------                                         ------------------

ITEM 1(a). NAME OF ISSUER:

           Royal Precision, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           15170 North Hayden Road, Suite 1
           Scottsdale, Arizona 85260

ITEM 2(a). NAME OF PERSON FILING:

     The reporting persons were previously parties to a Stockholder Agreement among the issuer and certain other stockholders and reported their ownership as members of that "group" on Schedule 13G. The Stockholder Agreement was terminated in July 2000. This filing with respect to the reporting persons' ownership is made in their individual capacity.)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Berenson Minella & Co. 1993 Profit Sharing Plan
          667 Madison Avenue
          New York, New York  10021

          Berenson, Minella & Co. 1996 Profit Sharing Plan
          667 Madison Avenue
          New York, New York 10021

          Berenson Minella & Company LLC
          667 Madison Avenue
          New York, New York  10021

          Raymond J. Minella
          667 Madison Avenue
          New York, New York 10021

          Jeffrey L. Berenson
          667 Madison Avenue
          New York, New York 10021

ITEM 2(c). CITIZENSHIP:

          Raymond J. Minella and Jeffrey L. Berenson are citizens of the United States of America.

          Berenson Minella & Company, LLC is a Delaware limited liability company and the 1993 Profit Sharing Plan and the 1996 Profit Sharing Plan are plans for the benefit of employees of Berenson Minella & Company, LLC.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.001 per share

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 8 of 12 Pages
---------------------                                         ------------------

ITEM 2(e). CUSIP NUMBER:

          780921-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: (Not Applicable)

           (a) [ ] Broker or Dealer registered under section 15 of the Act,

           (b) [ ] Bank as defined in section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),

           (g) [ ] A Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); SEE Item 7

           (h) [ ] A group, in accordance with ss.13d-1(b)(1)(ii)(H).

ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned:

            Berenson-Minella 1993 Profit Sharing Plan: 96,343 common shares. This plan expressly declares that its filing of this Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any other securities covered by this Schedule 13G.

            Berenson-Minella 1996 Profit Sharing Plan: 157,295 common shares. This plan expressly declares that its filing of this Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any other securities covered by this Schedule 13G.

            Berenson-Minella & Co. LLC: 9,781 common shares. This company expressly declares that its filing of this Schedule 13G shall not be construed as an admission that it is, for the purposes of Section
            13(d) or 13(g) of the Act, the beneficial owner of any other securities covered by this Schedule 13G.

                                  SCHEDULE 13G
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 9 of 12 Pages
---------------------                                         ------------------

            Jeffrey L. Berenson: 606,609 common shares, of which 343,190 common shares are owned directly by Mr. Berenson. Mr. Berenson is a member of Berenson, Minella & Co., LLC which also sponsors the Berenson Minella 1993 Profit Sharing Plan and the 1996 Profit Sharing Plan. Mr. Minella is reporting 9,781 shares owned directly by Berenson Minella & Co. LLC, 157,295 shares owned directly by the 1993 Profit Sharing Plan, and 96,343 shares owned directly by the 1996 Profit
            Sharing Plan. Mr. Berenson expressly declares that his filing of this Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G, other than the 343,190 shares.

            Raymond J. Minella: 709,696 common shares, of which 437,927 common shares and 8,350 common shares subject to options exercisable within 60 days are owned directly by Mr. Minella. Mr. Minella is a member of Berenson, Minella & Co., LLC which also sponsors the Berenson Minella 1993 Profit Sharing Plan and the 1996 Profit Sharing Plan. Mr. Minella is reporting 9,781 shares owned directly by Berenson Minella & Co. LLC, 157,295 shares owned directly by the 1993 Profit Sharing Plan, and 96,343 shares owned directly by the 1996 Profit Sharing Plan. Mr. Minella expressly declares that his filing of this
            Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G, other than the 437,927 shares and the 8,350 shares subject to option.

        (b) Percent of class:

            Berenson Minella 1993 Profit Sharing Plan: 1.7%
            Berenson Minella 1996 Profit Sharing Plan: 2.8%
            Berenson, Minella & Co., LLC --%
            Raymond J. Minella: 12.5%
            Jeffrey L. Berenson: 10.7%

        (c) Number of shares as to which such person has:

          Berenson, Minella & Co. 1993 Profit Sharing Plan:

            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 96,343
            (iii) Sole power to dispose or to direct the disposition of: 96,343
            (iv)  Shared power to dispose or to direct the disposition of: 0

          Berenson, Minella & Co. 1996 Profit Sharing Plan:

            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 157,295
            (iii) Sole power to dispose or to direct the disposition of: 157,295
            (iv)  Shared power to dispose or to direct the disposition of: 0

          Berenson, Minella & Co. LLC

            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 9,781
            (iii) Sole power to dispose or to direct the disposition of: 9,781
            (iv)  Shared power to dispose or to direct the disposition of: 0

                                  SCHEDULE 13G
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 10 of 12 Pages
---------------------                                        -------------------

          Raymond J. Minella:

            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 709,696
            (iii) Sole power to dispose or to direct the disposition of: 446,277
            (iv)  Shared power to dispose or to direct the disposition of:
                  263,419

          Jeffrey L. Berenson:

            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 606,609
            (iii) Sole power to dispose or to direct the disposition of: 343,190
            (iv)  Shared power to dispose or to direct the disposition of:
                  263,419

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

                                  SCHEDULE 13G
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 11 of 12 Pages
---------------------                                        -------------------

ITEM 10. CERTIFICATION.

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BERENSON, MINELLA & CO. 1993               BERENSON, MINELLA & CO. 1996
PROFIT SHARING PLAN                          PROFIT SHARING PLAN


By /s/ Gregg Feinstein                     By /s/ Gregg Feinstein
   ----------------------------------         ----------------------------------
   Gregg Feinstein, Authorized Signer         Gregg Feinstein, Authorized Signer

Dated: September 19, 2000                  Dated: September 19, 2000
      -------------------------------            -------------------------------


BERENSON, MINELLA & CO., LLC.


By: /s/ Gregg Feintstein
    ----------------------------------
    Gregg Feinstein, Authorized Signer

Dated: September 19, 2000
      --------------------------------


/s/ Raymond J. Minella
--------------------------------------
Raymond J. Minella

Dated: September 19, 2000
       -------------------------------


/s/ Jeffrey L. Berenson
--------------------------------------
Jeffrey L. Berenson

Dated: September 19, 2000
       -------------------------------

                                  SCHEDULE 13G
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 12 of 12 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX


                Exhibit                   Description
                -------                   -----------

                   1           Statement Pursuant to Rule 13d-1(k)(i)